UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 30, 2015, Auspex Pharmaceuticals, Inc. (“Auspex”) and Teva Pharmaceutical Industries Ltd. (“Teva”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Aurum Merger Sub, Inc., a wholly owned subsidiary of Teva (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Auspex common stock for $101.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Auspex (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Joint Press Release of Auspex and Teva, dated March 30, 2015.

2

Teva Reinforces Leadership Position in CNS with Acquisition of Auspex

Expected to strengthen Teva’s core CNS franchise, establish Teva’s leadership in underserved movement disorders space, provide compelling new treatment options for patients in need, and enhance Teva’s long-term revenue and earnings growth

All-Cash Transaction with Enterprise Value of $3.2 Billion

Jerusalem and La Jolla, CA, March 30, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Auspex Pharmaceuticals, Inc. (Nasdaq: ASPX), today announced that they have entered into a definitive merger agreement under which Teva will commence a tender offer for all of the outstanding shares of Auspex at $101.00 per share in cash, representing total consideration of approximately $3.2 billion in enterprise value and approximately $3.5 billion in equity value. This transaction is expected to enhance Teva’s revenue and earnings growth profile and strengthen its core central nervous system (CNS) franchise with the addition of Auspex’s portfolio of innovative medicines for people who live with movement disorders. The transaction has been unanimously approved by the Boards of Directors of both Teva and Auspex, and key shareholders of Auspex have entered into agreements indicating their support for the transaction.

Auspex is an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles. Its lead investigational product, SD-809 (deutetrabenazine), which leverages Auspex’s deuterium technology platform is being developed for the potential treatment of chorea associated with Huntington’s disease, tardive dyskinesia, and Tourette syndrome, with a pharmacokinetic profile that allows for lower doses resulting in a favorable safety profile.

In 2014, Auspex reported positive results from its Phase 3 clinical trial for SD-809 in Huntington’s disease, with plans to submit a New Drug Application (NDA) for this indication by mid-2015. SD-809 has been

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

granted orphan drug designation for the treatment of Huntington’s disease by the United States Food and Drug Administration (FDA), and Auspex expects regulatory approval and commercial launch for this indication in 2016 in the United States. Topline results for Auspex’s Phase 3 ARM-TD study of SD-809 as a potential treatment for tardive dyskinesia, a disorder for which there are no approved therapies, are also expected in mid-2015. Other pipeline candidates include deuterated versions of pirfenidone for idiopathic pulmonary fibrosis and levodopa for Parkinson’s disease. Auspex has an additional 60 molecules in its patent portfolio.

Transaction Highlights

•	Excellent strategic fit – strengthens Teva’s leadership position within CNS and expands presence into underserved movement disorder markets

•	Teva’s existing capabilities and infrastructure in CNS are expected to accelerate the potential for SD-809 and Auspex’s additional pipeline assets

•	Near-term value creation – SD-809 for Huntington’s disease is expected to be approved and launched commercially in 2016

•	Deep pipeline and proven deuterium chemistry technology supports multiple platforms for growth

•	SD-809 is currently in Phase 3 for tardive dyskinesia and Phase 1 for Tourette syndrome

•	SD-560 (deuterated pirfenidone) is currently in development for idiopathic pulmonary fibrosis

•	Additional candidates identified for deuterium chemistry platform that are aligned with Teva’s strategy

•	Enhances Teva’s mid to long-term revenue and earnings growth, profitability, and product diversity - expected to be accretive to non-GAAP EPS beginning in 2017 and meaningfully accretive thereafter, and diversifies Teva’s Specialty medicines product mix

“The acquisition of Auspex is a significant step in strengthening Teva’s leadership position in CNS and advances us into underserved movement disorder markets. We look forward to accelerating the development and commercialization of the Auspex portfolio based on our infrastructure, capabilities and strong commercial and R&D position in CNS. As we have outlined recently, one of our key priorities for 2015 is to support Teva’s mid to long-term growth and create value for our shareholders with business development opportunities that are closely aligned with our core therapeutic areas. This transaction represents a first major step with regards to

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

that commitment and we expect to continue this focus in the future,” said Erez Vigodman, President and CEO of Teva.

“We believe that the application of Auspex’s deuterium platform to known pharmaceuticals holds great promise across a wide spectrum of neurological diseases and associated movement disorders, including Huntington’s disease, tardive dyskinesia and Tourette syndrome. Auspex’s lead candidate, SD-809, offers compelling efficacy and safety benefits to patients, as demonstrated by the impressive Phase 3 topline data in Huntington’s disease announced in December 2014,” said Michael Hayden, MD, PhD, Teva’s President of Global R&D and Chief Scientific Officer. “Teva is well positioned to realize the robust IP potential of these investigational products with Auspex’s deuterated technology which could represent a significant breakthrough for patients who often have no sustainable symptom relief from their disease.”

“Teva has established itself as a global leader in CNS diseases, characterized by strong management and commercial execution,” said Pratik Shah, Ph.D., President and CEO of Auspex. “Importantly, the Teva organization has a commitment to patients that matches our own in developing and commercializing treatments for patients who suffer from movement disorders. This transaction will enhance Auspex’s mission by bringing innovative therapies to patients across the world as quickly and efficiently as possible. The transaction also marks a great outcome for Auspex shareholders and stakeholders as it not only validates our portfolio of drug candidates while delivering significant financial return, but it also puts our programs into the hands of a company that has the experience and commitment to deliver our pipeline of therapies to patients in need.”

Financial Benefit to Teva

The acquisition of Auspex is expected to generate value and enhance Teva’s mid to long-term revenue and earnings growth profile. Teva expects the transaction to begin contributing to revenues in 2016 with the anticipated launch of SD-809 for Huntington’s disease and to be accretive to non-GAAP EPS beginning in 2017 with minimal dilution to non-GAAP EPS in the second half of 2015 and 2016. The transaction is expected to be funded with cash on hand and is not subject to any financing contingencies.

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

Closing

Under the terms of the merger agreement, an affiliate of Teva will promptly commence a tender offer to acquire all of the outstanding shares of Auspex’s common stock for $101 per share in cash. Following the successful completion of the tender offer, Teva will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price as to be paid to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:01 a.m., New York City time on the 21st business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding Auspex shares, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions. Pending such closing conditions, Teva expects the transaction will close in mid-2015.

Goldman, Sachs & Co. is acting as the exclusive financial advisor to Teva and Goodwin Procter LLP is serving as legal counsel to Teva. J.P. Morgan Securities LLC is acting as the exclusive financial advisor to Auspex and Cooley LLP is serving as legal counsel to Auspex.

Live Conference Call for Investors:

A conference call and a live webcast with slides will be hosted on Monday, March 30, 2015 at 8:30 AM EST to discuss the transaction. To access the live webcast, including the slide presentation, please go to the Investor Relations page of Teva’s website, ir.tevapharm.com, at least 15 minutes before the start of the event to register and download or install any necessary software. The number to call from within the U.S. is 1 (888) 771-4371, conference ID 39358445. From international locations, the conference call can be accessed at 1 (847) 585-4405 using the same conference ID. A replay of the conference call will also be available by calling 1 (888) 843-7419 in the U.S. or 1 (630) 652-3042 outside of the U.S., conference ID 3935 8445#.

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Auspex Pharmaceuticals

Auspex Pharmaceuticals is a late-clinical stage biopharmaceutical company dedicated to developing innovative medicines for hyperkinetic movement disorders and other rare diseases. Auspex employs its proprietary technology to create patent-protected, new chemical entities from known, clinically proven therapies. The company’s lead product, SD-809 (deutetrabenazine), is in final stages of development for the treatment of chorea associated with Huntington’s disease, a neurodegenerative movement disorder that impacts cognition, behavior and movements. In addition, Auspex is investing in the broad potential of SD-809 for the treatment of other movement disorders, including tardive dyskinesia and tics associated with Tourette’s syndrome. The company’s pipeline also includes SD-560, being developed for fibrotic conditions, and SD-1077, which is being developed for Parkinson’s disease. For further information, please visit the company’s website www.auspexpharma.com.

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned acquisition of Auspex, the expected financial impact and benefits to Teva of such acquisition, and anticipated milestones and other expectations regarding Auspex’s product development activities and clinical trials. Important factors that could cause or contribute to such differences include risks relating to: the possibility that the transaction with Auspex will not be completed, including due to the failure to obtain the minimum tender condition; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction will not be fully realized by us or may take longer to realize than expected; future results of on-going or later clinical trials for Auspex’s product candidates, including SD-809; our ability to obtain regulatory approvals and commercialize Auspex’s product candidates following the closing and market acceptance of such products; our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Auspex Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Teva and Auspex; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; and other factors that are discussed in Auspex’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its other filings with the U.S. Securities and Exchange Commission. Auspex cautions investors not to place considerable reliance on the forward-looking statements

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

contained in this press release. These forward-looking statements speak only as of the date of this document, and Auspex undertakes no obligation to update or revise any of these statements.

About the Tender Offer

THE PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF AUSPEX COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the offer is commenced, an affiliate of Teva will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Auspex will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Auspex at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Auspex’s stockholders by the information agent for the offer.

AUSPEX STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, Auspex files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Auspex at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Auspex’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at http://www.sec.gov.

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Teva IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656

Teva PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974
	Nancy Leone	United States	(215) 284-0213

Auspex IR Contact:	Monique Allaire Lyons	monique@purecommunicationsinc.com	(781) 631-0759

Auspex PR Contact:	Dan Budwick	dan@purecommunicationsinc.com	(973) 271-6085